UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

CADELER A/S: Notice of upcoming First Quarter 2024 Earnings Release on 28 May 2024 – LIVE from Copenhagen, Denmark

Cadeler will announce its financial results for the first quarter of 2024 at approximately 08:00 CEST on 28 May 2024.

In conjunction with the First Quarter 2024 Earnings Release, Cadeler will host a presentation for the investment community. The webcast will be streamed LIVE from Copenhagen on Tuesday 28 May from 09:00 CEST. Please find the link for the webcast on Cadeler’s website.

A replay of the webcast will be available following the presentation on Cadeler’s website.

For the convenience of investors resident in North America, the presentation will be repeated LIVE from Copenhagen on Tuesday 28 May from 14:00 CEST (08:00 EST). Please find the link for this webcast on Cadeler’s website.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer